Exhibit 1

Third Quarter 2014
Earnings Presentation
November 10, 2014

This presentation contains "forward-looking statements."
These statements include words like "may," "expects,"
"believes," “plans,” “scheduled," and "intends," and describe opinions about future events. These forward-looking
statements involve known and unknown risks and
uncertainties that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Forward Looking Statements

PROJECT	INDICATION	Pre-Clinical	Phase I	Phase II	Phase III	Partners
LEAD DEVELOPMENT PROGRAMS						
BL-8040	AML					
	Stem cell mobilization					
BL-7010	Celiac disease					
ADDITIONAL DEVELOPMENT PROGRAMS						
BL-5010	Skin lesions					
BL-7040	Inflammatory bowel disease					
BL-9010	Severe asthma/allergies					
BL-1110	Neuropathic pain/scleroderma					
PROGRAMS PARTNERED OR IN CO-DEVELOPMENT						
BL-1040	Ventricular remodeling post-AMI	Global out-license to Bellerophon BCM (f/k/a Ikaria)				Bellerophon BCM
BL-8020	HCV and other viral indications	Global collaboration with Genoscience/Panmed				Genoscience/Panmed
BL-8030	HCV	Collaboration with CTTQ for China				CTTQ
BL-9020	Type 1 diabetes	Collaboration with JHL for China and Southeast Asia				JHL BIOTECH

BIOLINERX

Pipeline

Chief Executive Officer
Kinneret Savitsky, Ph.D.

Update on Operations and Lead Programs

BL-8040: BEST-IN-CLASS CXCR4 ANTAGONIST
Promising Platform for AML and Other Hematological Indications
 ✓ Robust apoptosis of cancer cells
 ✓ Substantial mobilization of cancer cells from bone marrow
 ✓ Synergizes with other AML treatments
 ✓ Strong global IP estate: 13 issued/25 patents pending worldwide
 ✓ Received orphan drug status for two lead indications
 Significant Current and Future Potential for BL-8040
 ✓ AML (Phase 2)
 ✓ Stem cell mobilization (Phase 1)

BL-8040: Acute Myeloid Leukemia (AML)
Current Status - Completing Phase 2 dose escalation stage
✓ Dec. 2013: Announced promising partial dose escalation phase results
✓ Nov. 2014: Increased dosing based on encouraging efficacy and excellent safety
 • Unanimous recommendation by Clinical Advisory Board to amend study protocol
 • Increasing total number of patients from 50 to 70
–    Early 2015: Complete dose escalation phase
–    H2 2015: Complete full study
FLT3-Positive AML - ~30% of AML; associated with poor prognosis
✓ Jun/Jul. 2014: Presented data showing synergy with AC220 (Quizartinib)
 • Minimized residual AML disease (mouse model)
 • Reduces level of BM cancer cells in vivo by at least one order of magnitude
 • Prevented reduction in normal white blood cells seen with AC220 alone
✓ September 2014: Daiichi Sankyo announced acquisition of Ambit for ~$410 million
 • Potential high-value future opportunity for BL-8040

BL-8040: CONTINUED
Stem Cell Mobilization
✓ Jun. 2014: Received approval from Israeli Ministry of Health to begin human studies
✓ Sep. 2014: Initiated two-part Phase 1 study
 Part 1: Safety and tolerability as a standalone therapy
 • Dose escalation (randomized, double-blind, placebo-controlled); 32 volunteers
 Part 2: Quantify stem cell mobilization capacity and yield
 • Open-label study; eight volunteers (at optimal dose from Part 1)
–    Late 2014/Early 2015: Report final results

BL-7010: NOVEL GLIADIN BINDING POLYMER FOR CELIAC DISEASE
Exciting progress in a fast-growing market
 – Significantly increased Pharma interest
 – Very high-need and underserved population
Phase 1/2 study completed in celiac patients:
✓   Mar. 2014: Completed dose escalation stage; initiated repeated-dose stage
✓   Jul. 2014: Reported unblinded results of repeated-dose stage (14 days, 3x per day)
 •   No serious or dose-limiting toxicity; No systemic absorption
 •   Investigated lower repeated doses due to certain gastrointestinal (GI) adverse events
✓   Aug. 2014: Received notice of allowance for U.S. patent covering BL-7010 until 2026
✓   Nov. 2014: Reported final results fully confirming previous findings
 •   No systemic absorption - likely to support medical device classification in EU
 •   Substantially reduced level GI-related adverse events
 •   Optimal safe dose selected for randomized, placebo controlled efficacy study to commence in H2 2015

BL-1040: FIRST-IN-CLASS BIOABSORABLE CARDIAC MATRIX FOR
PREVENTION OF VENTRICULAR REMODELING FOLLOWING AMI
 • Pivotal CE Mark registration trial continues on schedule
 – Trial enrolled >280 patients of ~300 patients
 – Endpoints: End diastolic volume index, QLQ, six-minute walk test
 • Still expect to complete enrollment by year-end 2014
 • Study completion anticipated in mid-2015
 • Will be followed by CE Mark filing
 • Previous Phase 1/2 study results published in peer-reviewed
     Circulation
 – BL-1040 was well tolerated following the coronary injection
 – Sustained safety profile after six months of follow up
 – ECG at six months showed preservation of left ventricular functional indices

10
Chief Financial & Operating Officer
Philip A. Serlin, CPA, MBA

Third Quarter 2014 Financial Overview

Corporate Highlights
• Strong current cash position: $29.6 million at September 30, 2014
 • Funds operational capital through end of 2016
 • Expect to reach several value inflection points during this time
• Broad U.S. institutional investor base
 • U.S. investors hold roughly 60% of total shares outstanding
• Upcoming conferences
 • Investor/Analyst Breakfast in December on BL-8040 2015 development plans
 • Biotech Showcase in San Francisco in January
 • Bio-CEO Conference in New York in February
 • Roth Conference in LA in March

Financial Overview
(in USD at 30-Sep-14 exchange rate)
• Research and development
 • Total R&D expenses decreased by $4.4 million, to $8.0 million for the nine months ended September 30, 2014
 • Primarily from termination of the BL-1020 CLARITY clinical trial in March
 2013, as well as certain one-time costs associated with several clinical-stage projects in 2013
 • Decrease partially offset by increased spending on the BL-7010 (celiac)
 project
• Sales and marketing
 • S&M expenses increased by $0.2 million, to $0.9 million for the nine months ended September 30, 2014
 • Increase resulted primarily from professional fees in connection with increased business development activities

• General and administrative
 • G&A expenses decreased by $0.2 million, to $2.5 million for the nine months ended September 30, 2014
 • Primarily due to a one-time expense for professional services in the 2013 period
• Non-operating income
 • Non-operating income increased by $0.7 million, to $3.2 million in for the nine months ended September 30, 2014
 • Primarily stems from fair-value adjustment related to warrant liability
• Financial income/expenses
 • Net financial income was $1.7 million for the nine months ended September 30,
 2014, compared to net ﬁnancial expenses of $0.9 million in the 2013 period
 • Changes result primarily from changes in average exchange rate of NIS to
 USD

Financial Overview
(in USD at 30-Sep-14 exchange rate)

2014
BL-1040 (AMI) CE mark study completion
2015
BL-8040 (AML) phase 2 completion

Major Development Milestones - 2014 and 2015

BL-7010 (Celiac Disease) CE pivotal study initiation
BL-8040 (AML) phase 2 partial results*
BL-8040 (SC Mobilization) phase 1 completion
* End of dose escalation phase
BL-1040 (AMI) complete CE mark study enrollment
BL-7010 (Celiac Disease) US study initiation
BL-7010 (Celiac Disease) phase 1/2 completion
√
BL-8040 (AML) announcement of next steps
BL-8040 (SC Mobilization) phase 1 initiation
√
BL-9020 (Type 1 Diabetes) collaboration with JHL
√
BL-7010 (Celiac Disease) phase 1/2 study update*
√
BL-7010 (Celiac Disease) pre-IND mtg with FDA
BL-8040 platform initiation of 2 new clinical trials
BL-8040 (SC Mobilization) phase 1 apheresis data

QUESTIONS?
THANK YOU!